UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 17)

Navidea Biopharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

63937X202

(CUSIP Number)

John K. Scott, Jr.

30 Blue Heron Drive

Greenwood Village, Colorado 80121

Tel: (303) 399-6177

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 5, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63937X202

1	NAME OF REPORTING PERSONS John K. Scott, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 110,321,886 (1) (2) (4)
	8	SHARED VOTING POWER 10,139 (3)
	9	SOLE DISPOSITIVE POWER 110,321,886 (1) (2) (4)
	10	SHARED DISPOSITIVE POWER 10,139 (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,321,886 (1) (2) (3) (4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.8% (5)
14	TYPE OF REPORTING PERSON IN

(1)	Includes 10,714,286 shares of Common Stock issuable to the Reporting Person upon exchange of $750,000 in principal amount under a Secured Convertible Promissory Note, held directly by the Reporting Person and 61,816,346 shares of Common Stock issuable to the Reporting Person upon conversion of shares of Series J Preferred Stock held directly by the Reporting Person.

(2)	Includes 31,755,832 shares of Common Stock directly held by the Reporting Person and 692,483 shares of Common Stock issuable under the Issuer’s Amended and Restated 2014 Stock Incentive Plan and 2023 Equity Incentive Plan in partial payment of monthly non-employee director fees, issuance of which has been deferred at the request of the Reporting Person.
(3)	Includes 2,639 shares of Common Stock owned by the Reporting Person’s spouse and 7,500 shares of Common Stock owned by the Reporting Person’s children. The Reporting Person may be deemed to have shared voting and/or dispositive power with respect to such shares.
(4)	Includes 5,332,800 shares of Common Stock issuable upon exercise of Warrants to Purchase Common Stock held directly by the Reporting Person.
(5)	Based on 178,640,300 shares of Common Stock of the Issuer, which consists of (i) 100,084,385 shares of Common Stock outstanding as of November 10, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2023, plus (ii) 692,483 shares of Common Stock issuable but deferred at the request of the Reporting Person, plus (iii) 10,714,286 shares of Common Stock issuable to the Reporting Person upon exchange of $750,000 in principal amount under a Secured Convertible Promissory Note, plus (iv) 61,816,346 shares of Common Stock issuable to the Reporting Person upon conversion of shares of Series J Preferred Stock held directly by the Reporting Person plus (v) 5,332,800 shares of Common Stock issuable upon exercise of Warrants to Purchase Common Stock held directly by the Reporting Person.

Explanatory Note

This Amendment No. 17 hereby amends the Schedule 13D first filed by John K. Scott, Jr., a natural person (the “Reporting Person”), on June 24, 2019, as amended by Amendment No. 1 to the Schedule 13D filed on December 12, 2019, Amendment No. 2 to the Schedule 13D filed on February 26, 2020, Amendment No. 3 to the Schedule 13D filed on September 2, 2020, Amendment No. 4 to the Schedule 13D filed on December 29, 2020, Amendment No. 5 to the Schedule 13D filed on March 5, 2021, Amendment No. 6 to the Schedule 13D filed on March 11, 2021, Amendment No. 7 to the Schedule 13D filed on April 5, 2021, Amendment No. 8 to the Schedule 13D filed on June 15, 2021, Amendment No. 9 to the Schedule 13D filed on July 8, 2021, Amendment No. 10 to the Schedule 13D filed on April 22, 2022, Amendment No. 11 to the Schedule 13D filed on September 9, 2022, Amendment No. 12 to the Schedule 13D filed on September 14, 2022, Amendment No. 13 to the Schedule 13D filed on September 22, 2022, Amendment No. 14 to the Schedule 13D filed on June 16, 2022, Amendment No. 15 to the Schedule 13D filed on July 5, 2023 and Amendment No. 16 to the Schedule 13D filed on December 21, 2023 (as amended, the “Schedule 13D”).  Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged. Capitalized terms used herein but not defined in this Amendment No. 17 shall have the meaning ascribed to such term in the Schedule 13D.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:

The Reporting Person intends to review its investment on a regular basis and, as a result thereof, may, directly or through one or more affiliates, at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions, or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer in the open market, in privately negotiated transactions, or otherwise, or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities and Exchange Act of 1934, as amended. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations.

The Reporting Person may explore and evaluate, various potential alternatives with respect to his investment in the Issuer, including, among other things, extraordinary corporate transactions involving the Issuer. There can be no guarantee that the Reporting Person will make any such proposal, and if any such proposal is made, the Reporting Person can provide no assurances such proposal will be accepted or that it will successfully consummate any proposed transaction. Continued exploration of any such proposal, and whether the Reporting Person will make any such proposal and the completion of any such proposed transaction, is subject to many factors, many of which are outside the control of the Reporting Person, including, but not limited to, the following: terms believed by the Reporting Person to be favorable to him; the Reporting Person’s ongoing assessment of the Issuer’s business, prospects, and other developments concerning the Issuer and its businesses generally; changes in law and government regulations; general economic conditions; tax considerations; other investment opportunities available to the Reporting Person; and prevailing market conditions, including the market price of the securities of Issuer.

The Reporting Person may engage in communications, discussions and negotiations with members of management and of the board of directors of the Issuer, and its legal, financial, accounting and other advisors; potential partners and counterparties in any transaction; current or prospective stockholders of the Issuer; and other relevant parties, regarding the various alternatives that may from time to time be under consideration by the Reporting Person and/or its affiliates. To facilitate its consideration of such matters, the Reporting Person has retained, or intends to retain, consultants and advisors and enter into discussions with potential sources of capital and other third parties. The Reporting Person may exchange information with any such persons pursuant to appropriate confidentiality or similar obligations or agreements.

Except as set forth in this Item 4, the Reporting Person currently has no present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2024

/s/ John K. Scott, Jr.
John K. Scott, Jr.